Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

The following is a transcript of the Santander FY'25 Earnings Presentation held by Banco Santander, S.A. on February 3, 2026. This transcript has been edited to facilitate reading and may contain errors.

QUESTION AND ANSWER SESSION

We are now going to move to the Q&A session.

We have the details of the the phone line on our website if you'd like to join.

Alternatively, if you'd like to ask management a question, you can e-mail me directly at raul.sinha@gruposantander.com and I will ask on your behalf.

We have 5 questions lined up already from analysts. Can we go to the first question, please? I think it's from Alvaro Serrano.

ALVARO SERRANO – MORGAN STANLEY

Hi, good afternoon.

A couple of questions, please.

One on the cost synergies, The 800 million, obviously, it's a big number.

I've seen this slide and I listened to you Ana on talking through it, but maybe you can give a bit more colour on the 800 million because it's more than half of the cost base of Webster.

I realise you're pointing out the combined, but how they still look pretty, pretty substantial.

Obviously some of the US was subscale in in some businesses. Maybe you can walk us through there.

And then the second one and is is more difficult is just to to try to understand the rationale when when Poland was disposed, I remember the message was 20% hurdle rate. Look, 15% is still reasonable in today's world, but the concept of 20% was the group is making 15 or so. We've got to get compensated for execution risk and the US is a market with mixed results of the last few years. So how would you explain to investors which could be sort of questioning the geography which was U.S. investment was played down back then, is 15% enough? Why? Why do you think it's the right region and and how do you get paid for execution risk? Thank you.

ANA BOTÍN – EXECUTIVE CHAIR

Yes, thank you, Alvaro.

So going to 1st to the question on on synergies, first to highlight that we do expect actually quite significant revenue synergies, but that's not in the numbers.

Webster has a very strong commercial operation with very strong bankers and very long standing customers.

They don't have a capital markets or CIB capacity.

So actually we're very excited about those opportunities. There could be funding synergies is going to allow us to grow faster in auto finance. That's not in the numbers in terms of how we speed the synergies, that is roughly the same number in terms of the combined cost base. I think of what we said in TSB, we have done extensive due diligence and the way we split this on the 800 million is headquarters and and overheads 480. Remember that we have very significant duplication in headquarters in Boston, Dallas, New York and and Connecticut. We think that is a very significant opportunity. They're running retail networks. You don't need 2 structures to run retail network. So, so that is something that is, is, is significant. 2nd, the technology integrations, we estimate somewhere around 300 million of the total. That's a big #280 we are very comfortable with that number. We're going to go on the commercial side. We're basically going to sat down our systems and go onto theirs. Simple. It's going to go onto Fiserv. Our commercial bank is relatively small, but it's not that small.

So that's all upside on the front end for the consumers. We're going to use open bank which is up and running. It will delay slightly the open bank launch national, but we're going to get a much better front end on the for the Webster customers. And the back end we're going to be very pragmatic and again go to Fiserv or APIs are easy. We know how they work. So I we feel very comfortable with with those numbers and synergies.

Again, think of this, we're buying Webster, but the operational model in terms of the bank is theirs. And so think about, if you want to think about high number first, the combined, it's not such a high number. It's 19%, again, very similar to what we've said in the UK.

But if you think about our cost base, it's a very different story and it's our cost base, which is still relatively higher.

So again, finally the team as we've said, John Ciulla will stay on as CEO of the combined bank, Luis is number 2 will stay on as COO of the bank and will double hat at the group level and will run integration reporting both to Christiana and to John. He will be of course complemented by group resources and global platform.

So again, I'm not saying this is easy, but we're very confident that this is a realistic number. And again, there's zero in terms of all the numbers you're seeing in terms of revenue synergies and we know there will be.

In terms of why we are 15% ROIC, we're being very consistent with our capital hierarchy. And again, the spread between share buybacks when we did TSB and today, it's exactly the same.

So think that at 11 euros, the share buybacks is 9% ROIC is 15%. That's six points. That's exactly the difference between 14% and 20% we had when we announced TSB.

Finally, you say mixed results in the US. Well, I respectfully disagree. We're very focused on shareholder value creation.

I have said it, I think during the presentation, I want to reiterate over the last five years, the US has been top three in terms of the geographies of Santander in value creation. And again the US results have gone up by 30%, three, zero over the last three years.

We've taken accounting ROTE from 5% to 10%. But very importantly on an adjusted basis, as we said at Investor Day, it's a 15%.

So I believe that is the explanation.

RAUL SINHA – GLOBAL HEAD OF INVESTOR RELATIONS

Thank you.

Ana, could we go to the next question please?

It's from Sofie from Goldman Sachs.

SOFIE PETERZENS – GOLDMAN SACHS

Yes, hi, this is Sofie from Goldman Sachs.

Thanks a lot for taking my question.

Yes.So just going back to the previous question around the the West Coast, because it's not that long ago you exited your operations in the West Coast.

what has changed now like you see that as a very attractive market given that a few years ago you decided to run down your mortgage lending and kind of close your Santander branches in the region.

And then my second question would be on the 140 basis points capital impact that you guide for, can you just give us number is that you kind of see you in terms of goodwill impact and other kind of adjustments to cap down that we should be aware of from this transaction?

Thank you.

ANA BOTÍN – EXECUTIVE CHAIR

OK.

Apologies if I understood correctly, but I would say that obviously what Webster does is it, it converts Santander, US into the same kind of retail commercial bank that we run in every other country.

We're not pretending to be a retail commercial bank across the United States.

Our focus is the NE, it's a country or an economy the size of the UK there we're going to be top five combined with the global scale of Santander. But the very strong community banking commercial Bank of Webster, what you're getting is a full service retail commercial bank, which is something we could not do without Webster.

That is why pre Webster we were very clear and by the way, you have the numbers of what we've done the last three years. We have turned Santander US into a sustainable profitable business. But it was more of a monoliner focused idn consumer. What we did is expand the digital bank, greatly reduce the cost of funding. We got $8 billion in about 15 months, which reduced our cost of funding, allowed us to fund profitably consumer loans. But it was a monoliner, OK, a consumer bank. Now with Webster, Webster brings a very strong commercial bank, which complements our consumer bank.

So we become and now we're integrating also the auto operation. So this is what you're seeing. If you look at the at the way we get to 18% and that is the key number. Webster acquisition takes Santander US to be best in class top five among the biggest 25 banks in the United States by profitability.

This is our goal, this is where we want to be.

This is our goal in Mexico, in Spain, everywhere. And so being 18% ROTE with the scale that we get with Webster in the North East region makes us a very, very competitive bank in the United States. Again in the North East.

Importantly, what we're saying is that this will take us on, Of course, we'll give you more detail to the group ROTE being above 20% by 28, OK. This will make us again a top bank in profitability.

Importantly, you know this is a bolt on acquisition if you measure it in terms of 4% of our assets (correction assets for loans), but it greatly increases the hard currency proportion.

It's a strategic transaction in the US but at the group level it is a bolt on acquisition, whether you look at it in terms of market value, 7% or loans.

Again, the ultimate goal is profitability and we get to that by having the in- market scale and the diversified model that Webster brings to our retail commercial bank in terms of 140 basis points…..

JOSE GARCIA CANTERA – GROUP’S CFO

Hi Sofie, Jose, the price we've paid in euros is 10.3 billion, 65% of that is cash, which is the capital impact in basis points, that is 110 basis points.

Remember that in our case today one basis point is around 61- 62 mn Eur.

The the difference between 110 and 140 is twofold.

On the one hand, the impact of the Dtas and 2nd a slight increase in risk weighted access as we translate U.S.-based models into European based models, and that explains the 30 basis points difference.

RAUL SINHA – GLOBAL HEAD OF INVESTOR RELATIONS SANTANDER

Thanks very much.

Could we move to the next question please?

I think it comes from Borja Ramirez at Citi.

(Operator) The next question comes from Borja Ramirez from Citi.

Now your line is open.

BORJA RAMIREZ – CITIBANK SELL ANALYST

Yes, hello, good afternoon and thank you very much for taking my questions.

I would like to ask, so it seems to our funding cost synergies from the deposit side of Webster.

So I would like to ask please, how should we look at the funding and the deposit funding allowing maybe better funding cost for the auto business point of view, And also how should the transaction, how should we think about the improved?

RAUL SINHA – GLOBAL HEAD OF INVESTOR RELATIONS

Sorry, Borja, I, I don't think we got the second part of your question.

Yes.

Do you do you mind repeating the second question, please?

BORJA RAMIREZ – CITIBANK ANALYST

Yes, sorry, sorry, my bad.

I would, I would like to ask, given the fact that the business is now more diversified and better, you know, better funding for now 100% loan to deposit ratio, could could that allow for better growth going forward for for the combined business?

ANA BOTIN – EXECUTIVE CHAIR

Yeah, the answer is yes.

As you said, loan to deposit goes to 100%.

But very importantly the cost, average cost of deposit for the combined bank goes down by by about 40 basis points, which is quite significant.

One of the great businesses that Webster has is the HSA that is very sticky retail deposits,They're very good at that and that is a very cheap cost of funding that they manage very well.

That is one of the very attractive parts of the business.

But obviously they have a very strong retail presence also on commercial funding.

So overall, that improves our loan to deposit and will i/should allow us to grow faster on the consumer side.

By the way, not just because of the funding but also by the diversification.

We now have a bank that looks like a traditional retail commercial bank, which we run in other markets and in the US This is, you know, this is the the mix that you would see in any of the regional banks.

So again, should allow us to grow faster overall as well as reducing the cost, overall cost of funding.

RAUL SINHA – GLOBAL HEAD OF IR

Maybe we can go to the next question that comes from Carlos.

Carlos at Caixa Bank.

(Operator) The next question comes from Carlos Peixoto from Caixa Bank.

Now your line is open.

CARLOS PEIXOTO – CAIXABANK

Hello, good evening.

Just a quick question from my side actually on the deal integration.

So actually 2 questions, that typically in file 27 you, you, make a bit of bridge in CET1 evolution.

I was wondering if you could describe as well our papers on the, the expected impacts from the Polish sale in, in Pzt so that we could have a bit, a bit of an additional color on the overall bridge year end 2026.

And then on the second question, your, your, are you issuing new shares?

I mean, I'm sorry if I missed this, but are you issuing new shares for Webster or are those shares coming from the share buy-back being carried out? in case you're issuing new shares, what was the rationale behind this option of issuing new shares while carrying out this buy back, and why not carrying out that that deal in cash and cancelling the share buy backs that were previously announced?

Thank you very much.

ANA BOTIN – EXECUTIVE CHAIR

So Carlos, I hope I understood your question.

So I think you're asking TSB and Poland what this means in terms of impact by year end.

You know ex M&A as I said, mid single digit revenue growth, cost down and profit up during 26.

With M&A we expect double digit revenue growth. We haven't said much in terms of cost, but because we need to, you know, bring in a lot of costs and then include the synergy.

So we'll give you that detail But what's important is that for 27, which will be a clean year where you will get the full benefit of both TSB and Poland, what we are saying is double digit in constant EUR, positive operational leverage and up profits, up mid teens in constant euros.

So again 27 would be a full year with both TSB and Poland.

I think the more important strategic message is that we are getting two countries in one year.

First, we're exiting a country at 2.2 times book, again that at the time that was 6 points better than buybacks. We're doing 2 bolt on acquisitions, which for the group are bolt-ons, but strategically takes both the UK and the US to be at scale in retail, commercial banking and very important best in class profitability in both markets.

And that combination is quite unique, which means we're now at scale in all of our core markets.

Again, we could get organically there.

As we said in the US you know, we had a good plan, You can see it on the slide, you know significant uplift over the next couple of years, but getting to 18% profitability with a US Bank is really, you know, a major achievement as in the case of TSB to 16%.

So again, to add on acquisitions which basically give us the scale we needed on the retail commercial side.

In terms of the new shares, we will be issuing new shares for 35% of the consideration we are launching tomorrow.

Actually we've approved today and and that we gave that news right now, the 5 billion share buyback that starts tomorrow.

There is still another buyback in the second-half of this year on 26 earnings, and of course in the first quarter of 27 on the second-half of 26.

So on a net basis, you know,the 5 billion will be compensated by an issuance of 3.5 billion shares that will have to go to shareholders on our side.

There will be an AGM shareholders meeting to approve that.

JOSE GARCIA CANTERA – CFO

Just to give a detail that is probably important for as you build your models, the exchange ratio is 2.0548 Santander shares per Webster share.

That's the number of shares that will be issued.

And probably just to clarify the UP profit in 2026 ex Poland and ex TSB, that is exactly what we mean. In 2025, 6, sorry, we will not have Poland and without the contribution of TSB, we expect profits to be higher than the reported figure in 2025, just that, t a reported figure in 2025.

That's that's what we mean by UP ….without Poland, without TSB

ANA BOTIN – EXECUTIVE CHAIR

And without Webster.

JOSE GARCIA CANTERA – CFO

of course

ANA BOTIN – EXECUTIVE CHAIR

yeah.

So that is that is just just to clarify again 26X MNAI excluding Poland because it's not no long in the numbers, excluding TSB and excluding Webster These would be the numbers.

Obviously we will have some months of both TSB and Webster and that's why I said including M&A would have double digit revenue growth already in 26.

We're not giving you any more numbers because we want to make sure they're clear when we do that and we'll do that at Investor Day.

But profits will be up ex M&A, ex TSB and Poland and Webster, profits will be up in 26.

RAUL SINHA – GLOBAL HEAD OF IR

Thanks very much, Ana and Jose.

Next question comes from Britta at Autonomous.

(Operator)

The next question comes from Britta Smith from Autonomous Research.

Now your line is open.

BRITTA SCHMIDT – AUTONOMOUS

Yeah.

Good evening.

Thank you for taking my questions.

I've got a few, please.

Maybe firstly, with regards to the lending exposure, could you comment a little bit on the commercial real estate portfolio at Webster, which is relatively large and I think where the NPL level is a little bit elevated versus peers. Maybe you can give us some comfort around that.

The second one would be around the level of restructuring costs, which looks perhaps a little bit low.Maybe you can comment on what your due diligence has uncovered there.

And then thirdly, just structurally, do you intend to merge Webster into the Santander business at some point in time?

Are any of the synergies dependent on merging the business and would this have any capital implications for Santander US?

So might there be perhaps some some capital transferred into the business?

And then lastly, just a clarification on on what you just mentioned, the 2026 profit increase versus 2025 ex M&A, and a I'm reading the slide for that to be not in constant euros, but current euros, maybe you can just confirm that?

Thank you.

ANA BOTIN – EXECUTIVE CHAIR

Yeah, 14 point one is EUR, right.

So if you look at 2026, so we're talking about revenues and costs in constant, but we're talking about profits in euros and they would compare with the €14.1 billion euros we just reported in 25 So again, profits once you take out Poland and without putting TSB or Webster in the numbers and you will have some months, we don't have exactly the number of months yet.

You could you know we are assuming Q2 closing for TSB and second-half for, for for Webster, profits will be up.

OK, so, and that is in euros, yes, in terms of capital implications, yeah, that's all considered in the returns that we have provided the 18 and, you know, as Jose explained, we have considered the group capital implications and that's in 140 basis points.

There's nothing more that we have seen and we have, we have been very, we have been, we've done quite a rigorous due diligence.

In terms of the commercial book, again, we have people in the US that understand this business.

They've looked at the books.We think they're absolutely clean. They have a strong portfolio.

They know the customers really well. They're quite diversified.

So we're quite comfortable with that restructuring cost.

The question was that it sounded …it's 1 billion, right?, 1X, sorry, 1X.

So 800, yeah, 800 million.

And we will actually both the restructuring cost of TSB and Webster, subject to auditors, but we believe we will offset most of those in 26 with the accounting gain from selling Poland, which is quite substantial.

So again, that is considered in the numbers and the returns that we are providing both in TSB and now in Webster.

You want to say ?

JOSE GARCIA CANTERA – CFO

No, and obviously and we haven't clarified this, but now that you mentioned it's important, the profit UP in 2026 excludes the capital gain from Poland, obviously,

It’s with Santander, yes, so part of the uplift in ROTE to 18% before Webster was coming, and you have that in the slide, if you can put up the slide with the synergies.

So first, as I said, Santander US profit has gone up by 30% in two years, three years in the last three years.

You can see that the way we get from 10% accounting ROTE measured as U.S. banks to 18%.You can see here on the slide that we're just showing on the screen, there's a stand alone improvement from merging already, And yes, it would all be merged into the bank.

We have a process ongoing for that already.That is a big improvement on ourselves as we merge the banks.

Then there's the cost synergies of Webster with the bank.

So again that is what takes us from 48 to 40.

On the right hand side of the slide is for the whole of Santander US that includes CIB.

On the left, it's excluding CIB, so you can have clarity of what the retail commercial Bank of Santander, including the auto business, plus Webster, and then the synergies on that slide.

So we go from 4.4 to 3.5, again, some of it as you can see on the left is Santander US organic plan.

You can see that obviously our cost base was still high pro-forma and the combination is what takes you down then to the 3.5. is that helpful?

RAUL SINHA – GLOBAL IR

Britta we will be around, If you've got further details after the call as well and we can follow up.

Could we go to the next question, please?

I think it's Nacho Ulargui.

(Operator) The next question comes from Ignacio Ulargui from BNP Paribas.

Now your line is open.

IGNACIO ULARGUI – BNP PARIBAS

Thanks.

Thanks very much for the presentation and for taking my questions.

I have two questions.

The first one is on capital generation.

If I just look to the plan, to the slide 27 of the presentation, this I mean could you just explain a bit what is the reason behind the stronger build up of capital that you have in in 26 before completing the transaction?

The 70 BIPS think it's a bit higher that what I will have in mind, is there more SRTS or it's just the fact that the profitability is improving?

And the second question I have this on the revenue potential funding synergies of Webster.

Just to be clear on that, there is no funding synergies incorporated into the seven -8% EPS accretion.

Thank you.

ANA BOTIN – EXECUTIVE CHAIR

So the answer is there's no funding synergies, on the EPS accretion that's upside.

There's no revenue synergies.

We're only giving you the synergies that we know we can count, we can measure and we can deliver for sure.

But I am certain that there will be some funding synergies.I think this was asked before in the sense that we will be able to grow our auto consumer faster because we have, you know, we have a cheaper funding…so I think that is really interesting and as you know we're very competitive there …., so there is upside not just because of cross selling of our CIB, you know capital markets products to commercial customers, but also we'll be able to grow faster than we had in our own organic plant.

That's not in the numbers the cap-gen that we're putting in for 26, it's exactly the same as what we did this year.

So again Jose or maybe then Hector can comment on how we have done it.

You know, we're, we are generating a lot of cash and this is something we can do again, we, we've done it already.We know how to do it. We have very granular tools.

But Jose, can you …?

JOSE GARCIA CANTERA – CFO

the,…. the, cap-gen is the same as in 25 as Ana just said, what are the assumptions in these numbers, regulatory and supervisory headwinds of between 20 to 25 basis points, the same amount of asset rotation as in 2025, not more.

Obviously profitability as we, as we just discussed is going to be higher.

So we will be generating a bit more capital through profits.

But all the other components, we expect them to be very, very similar to 2025.

So that's how we, you know, come up with these 70 basis points, which again is the same number as in 25.

RAUL SINHA – GLOBAL HEAD OF IR

Thanks very much.

The next question comes from Hugo Cruz at KBW.

(Operator)

The next question comes from Hugo Cruz from KBW.

Now your line is open.

HUGO CRUZ – KBW

Hello.

Hi, thank you for the time.

I have three questions.

So first, I mean, I think some investors will be kind of right or wrong upset because they thought you're not going to do any big acquisition.

So I was wondering if you can give them any comfort that this is the last one, or or will you think about others once you digest this?

Second question, is there any risk that this transaction transaction is not approved by Santaner or Webster's shareholders?

And 3rd, you know the timing of the synergies, I understand from the slide that all the 800 million will be captured by 1028 seems pretty quick, but then perhaps it's because the US, but also I was wondering are there any more synergies to come after 2028?

That's it.

Thank you.

ANA BOTIN – EXECUTIVE CHAIR

So the answer is very simple, no more bolt on acquisitions.

I'm not going to say never, but the next three years, clearly not, we don't.

But very importantly, it's not that I say we don't.

The important thing is that we're now at scale.We had an issue in the UK and the US where it was taking us too long.

As I've said many times, the US was doing huge progress.

You've seen it in the numbers, but our goal is to be the most profitable bank in each one of our geographies.

This acquisition again is a bolt on for the group.

We were very transparent.

It follows our capital hierarchy.

This is really important.

We've been very consistent share buybacks.

That today's price return 9% to shareholders.

This will return 15% to shareholders.

It will add about 2 billion down the road.I think those are rough numbers, to get us to 18% between the synergies and the P&L of (CORRECTED WEBSTER for Wren) .

This gets Santander US now I'm talking about the whole including CIB to 18% profitability at scale, global scale and local scale in the US and the UK.

At the group level, we're guiding to ROTE above 20%.

We'll give you more details at Investor Day.

That is a huge turning point for Santander both in the US and the UK, but also the group.

So I don't know if that's clear enough or if you have any doubts, please ask me again.

I will repeat it.

We're at scale in our major markets, our core geographies.

We have always been very clear the US is a core geography.

I've said that for 10 years.

We today can say that we have a full service Santander retail commercial bank, again ,in a footprint which is an economy as large as the UK with a top team that has proven integration capacity.

And by the way, the timings, we're very confident because we're going to be very pragmatic.

It's a great question, and maybe Hector, you can help me here.

But one of the things we are going to do in the UK and US, we're going to slow down one transformation.

Why? Because it's hard to do 2 things at the same time.

So, we're going to be delivering the numbers, we're telling you.

But yes, there will be for sure additional benefits in the US and UK beyond 28.

And hopefully, if we can deliver, I know Hector is going to say that three years, 27-28 is already a short time period.- But if we can accelerate the integration, especially in the US where things work faster for many reasons, we will then, you know, continue with the one transformation.

So we'll focus One transformation more on countries like Brazil, Mexico, Spain, Chile, gravity, for example, You know, we're going to, you know, roll out that in Brazil this year.

So there's also the front end systems.

There's many things that we can do in other markets while focusing on integration in the UK and US.

Do you want to talk on the timings of One transformation in the USA bit more?

HECTOR GRISI – CEO

Yes, I mean, just to give you a little brief idea of what are we doing.

So it's very important to understand that the business have grown significantly.

23 we made 1 billion PAT, 24 1.5 billion, twenty five, 1.7 billion in the results are you seeing today.

So it's very important to understand, Sally, what we're doing.

Also look at the spread of how the revenue basically revenue grew 9% in the US year on year, Auto, our consumer business made I mean 5.7 billion in revenue, OK? CIB 1.9 billion in revenue, That's basically 33% up year on year.

Private banking around 700 hundred and SBNA basically, I mean the retail bank basically did in retail and commercial is 500 million.

So what we're telling you is this is the last part of the puzzle that we needed to take this back to the next level, right?.

So this is exactly what we needed in terms, and it's going to help us not just in the synergies we're talking about which are huge, but also what we're doing in terms of what the funding which is not taken into account in these numbers as Ana explained you.

And there is a lot of synergies in terms of cross selling and things that we can do within the two business, within CIB and the commercial business.

Remember that Webster is 80% commercial, 20% Retail.

So it's actually exactly what we needed, in order to combine our business and to take it to the next level.

So it's going to help us quite a lot in that sense because it is exactly what we needed, to take the business out to be able to grow it to 19%.

So the return is great, as you have seen and basically gives us an opportunity to become a much more competitive bank with a deposit base that we don't have today.

So that combination is going to help us a lot.

This doesn't take into account that also makes us into a 200 billion total assets, which basically allows us to do some, I mean you know that we're very disciplined on the supreme business that we do, but that's helped us in the funding and we would basically integrate it in the whole operation of the bank.

So, these are things that we'll be working over the next two years, but there are huge opportunities that is going to give us, I mean to take the returns that we're telling you and probably a little bit more if we're really good at executing.

ANA BOTIN – EXECUTIVE CHAIR

Yes, I think you had you asked about shareholders.

Yes, we do need shareholder approval, both Webster and ourselves.

This should happen in the next couple of months.

We don't anticipate any issue.

We believe this is a very good transaction for both sides because I like to say we're the best owner.

You know, when we sold Poland, the reason was clear, Este bank was a better owner.

They could get more network effects, more benefits.

I think of all the options we were the best because of what Hector just explained.

We have a very complementary business revenue synergies again not in the numbers, funding synergies, not in the numbers, but very important cost synergies.

And so it does transform and it's you know significant strategically for Santander US.

Why is the bolt on low risk for the group

What's the other one?

Yeah, beyond 28, I think we said that.

No, yeah, beyond 28 one transformation because we're going to really try to not get in the way of the integrations.

We have a very complete concrete plan on the integration by the way, we know what we're going to do.

We know the systems.

I think I said it, we're going to go onto their system on the commercial side 100% we're going to go onto their back end, you know, also on on the on the consumer, but our open bank front, which is clearly better.

And that again is going to bring all the consumer customers, both open bank, SBNA and Webster consumers onto a single modern cloud- based platform and that can happen pretty fast.

RAUL SINHA – GLOBAL HEAD OF IR

Thank you, Ana.

We've got two more questions left.

The next one comes from Paco Riquel at Alantra.

(Operator)

Ladies and gentlemen, I would like to remind you that if you would like to ask a question, please press Stop 5 on your telephone.

The next question comes from Francisco Riquel from Alantra.

Now your line is open.

FRANCISCO RIQUEL – ALANTRA

Thank you.

My first question is, you have mentioned in the past that 10% market share, what's the target scale in any country where you operate, You will now get to 8% in the northeastern region, much less nationwide.

So do you think Webster will give you the scale and platform to be competitive with the large U.S.banks in the longer term?

And my second question is, why do you think that the Webster acquisition is a better alternative than rolling out open Bank nationwide as you have been defending your digital strategy in the US to date?

Thank you.

ANA BOTIN – EXECUTIVE CHAIR

So the answer is yes, I have said it, it's on the slide.We're at scale all our core markets.

When we think about the retail commercial bank business in the United States, we don't think about the whole country.We think about the Northeast.

There we have a market share of 8%, which is very close to the 10% and we are very confident we can get to that 10% with the new combination.

So again, we're top five in footprint and 8% is a very, very attractive market share.Clearly enough, I want to repeat it again.

We're at scale in all our Core markets.

We're not going to stop the open bank roll out nationally, that continues.

Now what we are going to do is we will slow down the roll out of other products because we're going to focus on the integration.

So we will delay by about a year the National Digital Bank. Remember that again we were focusing on shareholder value creation in the short term.

So the goal of Open Bank National was to access cheaper funding than wholesale that we have achieved.

That's what's behind part of the increase to 1.7 billion where we have reduced the funding cost.

So there will be a delay.

So we you know, we have rolled out I think high yield savings and CDs, the rest of the products will have to wait.

And when we roll them out, there will be the same platform for both Open Bank National where you will be able to have a full service digital bank across the United States, as well as in the footprint of the combined Webster and SBNA, which will be the same systems and same platform leveraging the scale global scale of our of our system.

So there is no change in the strategy with Open Bank.

We just we'll delay that by about a year.

The goal is, I know it's very ambitious and don't write this one down, but the goal would be that by say April, May of 27, we will be able to have and roll out the full product suite again, for all the consumers.

Hector is telling me a bit more, maybe one month more Hector, but not more.

But yes, is that sufficient Alvaro, who was this?

No Paco, Perdon Paco.

But again, we can go into more detail, but we want to make sure we deliver the 18%, you know, in the US in three years.

And for that we have to be, we have to choose our, you know where we want to prioritize.

And again, delaying one year, we think is worth it for us to have a common system, common platform for both Webster Santander, SBNA and Open Bank in the United States.

RAUL SINHA – GLOBAL HEAD OF IR

Thank you, Ana.

The next question comes from Andrea Filtri.

(Operator)

The next question comes from Andrea Filtri from Mediabanca.

Now your line is open.

ANDREA FILTRI – MEDIOBANCA

Thank you for taking my question.

I've got 2.

Your business plan is in a few weeks, but this move feels like an introduction to it.

You fixed UK and the US now.

Can we take this as a strategic move now that capital has also been addressed as a pivot towards growth over building up capital return, which you're confirming at 50% total payout between buyback and cash dividend?

And the second is if you could walk us through the build up from the current 16 or there about percent ROTE to the over 20 of 2028. I think the UK improvement it's worth more than one percentage point for the group.

The US is contributing another one.

Can you fill the gap of where you intend to, to, to complete the claim to over 20%?

Thank you.

ANA BOTIN – EXECUTIVE CHAIR

So thank you Andrea for that question.

I and the answer to the first is yes, absolutely.

So we have built a capital, we had two pending core geographies where we're not at scale locally and the businesses were not as you know at the level that we could get to that profitability at the, you know in a reasonable time period.

So yes, you can expect that you will compound, we think of ourselves as a compounder, dividends compounding, you know tangible book and dividend growth through the cycle.

And we think this is incredibly important step. It's a turning point.

We do obviously, you know, obviously focusing on organic growth.

As I've said, we are at scaling all our core markets.

The 8% market share in our footprint is huge.

What's really important, we're buying a really good bank.

So yes, we're paying two times tangible, but because we are the best owner, we can deliver for shareholders a 15% return on investing capital.

That's cash on cash, which I think is incredibly attractive against a 9%, sorry, share buyback.

So yes, we you should think of us now as growth and you just think of us as a compounder and we you know, we should be very close to 13 by the end of 26 and above 13 by the end of 27.

And I take you back to our capital hierarchy, organic growth again distributions, no more Bolt-ons, I can tell you that.

And you know, and TNAV and dividend accretion as we discussed in terms of how we get from the 16 to 20.

Well, US as I above 20, yes, I think it's at 20, but it's above 20.

Thank you, Raul.

Yeah, we should be, yeah, above 20.

And as you know, we always deliver.

So the 20 is like set in stone, And then obviously hopefully more upside.

So 16 in the UK, 18% in the US, Brazil should improve substantially.

Spain should continue to improve.

There's a lot of businesses with still subscale where we don't need to buy organic insurance is one of them. Commercial bank globally is another one.

That's why this bank in the US is so important, because they have a very strong commercial franchise with strong network effects, which was the reason that Poland strategically did not make sense for us and made a lot more sense for Erste.

So this makes a huge amount of sense for us.

Nobody has asked you know why Webster, but we have been looking at opportunities and the relationship with Webster. We’ve been know them for a number of years, something that is hugely important and I mentioned it in my presentation, the culture they have the Santander culture in commercial banking, that's huge.

And I think that is something which will help on the 18% for the US, But again, the 20, and we'll give more Investor Day.

But I would say Brazil, Spain still has upside consumer, Bank has upside.

You've seen that the improvement was not as good this year in consumer if we had time to see the presentation.

But the Delta, as we've said, was like 500 million, and this should continue to go up.

And one of the reasons that this year was not so great was quite a number of 1-offs, which we don't expect in the future, motor finance and Swiss francs and some things.

So did I miss anything?

No, what to say?

Investor Day, Andrea, we'll give more detail on that.

Is that satisfactory?

RAUL SINHA – GLOBAL HEAD OF IR

Thank you.

Thank you, Ana.

(Operator)

The last question, We've got one more question from Nacho Cerezo at UBS.

The last question comes from Ignacio Cerezo from UBS.

Now your line is open.

IGNACIO CEREZO – UBS

Good evening and and thank you for for taking my questions.

Just clarifications really.

The first one is if you can give us some detail on how you calculate a 15% return on on capital invested.

The second one, if you can confirm the distribution policy or the annual payout you're embedding in the 20% ROTE by 28.

And the third one is if you foresee the possibility of having to raise the offer and how would you respond to that?

Thank you.

ANA BOTIN – EXECUTIVE CHAIR

So no, we do not consider raising the offer.

We think this is a very balanced price for both sides.

And again the shareholders in Webster have upside through the share portion.

The numbers for us work well.

Again, combination of of our global platforms and expertise, but very importantly the synergies we've identified and you know the the confidence we have that it will be revenue synergy.

So do you want to …. this is a cash on cash basically ROIC.

JOSE GARCIA CANTERA – CFO

Yeah, I'm going to ask Raul to give the details.

But again, this is the three-year return on the capital invested.

Exactly.

ANA BOTIN – EXECUTIVE CHAIR

It's a cash-on-cash calculation exactly is that yes, that's simple.

RAUL SINHA – GLOBAL HEAD OF IR

Nacho we can take you through the the details if you like.

But as you know the the transaction has 12.2 billion consideration and that will give you a number that gets you to capital employed.

If you take into account you know the capital impact, you take the 140 basis points to work out the capital impact plus the share issuance that gives you the capital employed.

And in terms of the returns, we've been quite clear if you take a consensus estimates visible alpha for 2028 for Webster, you will get the net profit number.

You can add on to that the cost synergies and that should get you relatively close.

There is a question, there is a point about the marks, but we can take you through the the the detailed part of the calculation.

But that should get you pretty close to the circa 15% number.

And obviously feel free to give us a call, The investor relations team will be

JOSE GARCIA CANTERA – CFO

Which is the same, the same way we calculated the TSB return on capital invested and this is the usual way the industry calculates this number.So this is standard.

RAUL SINHA – GLOBAL HEAD OF IR

on the distribution question and Nacho we will give you more details at Investor Day.

But safe to say Ana has reiterated the 50% payout and she has reiterated that we will apply capital hierarchy to CT1 above 13%.

We expect to be above 13% in 27 and 28, we will apply capital hierarchy but no more built on acquisitions.

Again, happy to take you through our existing guidance on that and that should get you pretty close to, you know, some sense of what we assume in terms of our greater than 20% return on tangible equity.

I think we've got no more questions left in the queue.

I just wanted to thank you all for joining us at short notice this evening.

We in the Investor Relations team will be available all night to speak and answer your questions.

You can get in touch through with us directly through our e-mail addresses, raul.sinha@groupsantander.com or through the usual phone lines here on our website.

And obviously, we look forward to seeing many of you at our Investor today on the 25th of February.

Thank you very much and this concludes our call.

ANA BOTIN – EXECUTIVE CHAIR

Thank you very much.

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Forward-looking Statements

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Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm. To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in

Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.